SUB ITEM 77E - LEGAL PROCEEDINGS
Dreyfus Premier Core Value Fund

On December 9, 2003, The Dreyfus Corporation
("Dreyfus") was named in a lawsuit styled Pfeiffer v.
The Dreyfus Corporation, et al., filed in the United States District Court for the Southern District of New York, Civil Action Number 03 CV 9740 (DLC), which sought relief on behalf of the fund and various other funds managed by Dreyfus. Plaintiff amended his complaint on February 12, 2004, among other things, by asserting claims derivatively on behalf of the fund and, purportedly, other funds which are named as nominal defendants, and by adding the funds' directors as defendants. The complaint alleged, in substance, that Dreyfus and the directors breached their fiduciary duty to fund shareholders under the Investment Company Act of 1940, as amended, and at common law by continuing to charge, and in the case of the directors, by allowing Dreyfus to continue to charge, 12b-1 fees after Dreyfus closed certain classes of shares of the funds to new investors.
The complaint sought to recover those 12b-1 fees as well as a portion of the management fees and to enjoin
Dreyfus and its affiliates from charging closed funds 12b-1 fees. This case was voluntarily dismissed without prejudice by the plaintiff on June 9, 2004.